RMS

17009530

SEC
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 68138

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Strategas Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

52 Vanderbilt Avenue, 8th floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Godofsky, CFO 212-906-0130

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road	Great Neck	New York	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Nicholas Bohnsack swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategas Securities, LLC, as of December 31, 2016, are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President
Title

Notary Public

CHRISTINE M. KLINE
Notary Public, State of New York
No. 01KL6155679
Qualified in Suffolk County
Term Expires 11-13-18

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2016

TABLE OF CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Strategas Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Strategas Securities, LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Strategas Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Strategas Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 28, 2017

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash	$	7,855,899
Accounts receivable, less allowance for doubtful accounts		600,069
Deposit with clearing broker		250,095
Receivables from clearing and other broker-dealers		132,893
Property, equipment and leasehold improvements, net		367,431
Due from Parent and affiliate		747,297
Prepaid expenses and other assets		391,423
TOTAL ASSETS	$	10,345,107
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	5,629,009
Deferred revenue		751,330
Total liabilities		6,380,339
Commitments and contingencies		
Member's equity		3,964,768
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,345,107

See accompanying notes to statement of financial condition.

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Strategas Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since February 12, 2010, and a wholly-owned subsidiary of Strategas Research Partners, LLC (the "Parent"). The Company provides macroeconomic research, advisory, and capital market services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Since the Company is a limited liability company, the Parent, as the member, is not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Property, equipment and leasehold improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the leases.

Revenue recognition
Revenues from the sale of research and consulting services are recorded for the period(s) in which services have been provided, and when the amounts billed are deemed collectible. Fees invoiced and not yet earned are reported as "Deferred revenue" in the statement of financial condition. Commissions earned are recognized on a trade-date basis as securities transactions occur.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable
Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of the

Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2016, the allowance for uncollectible accounts was $178,342.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2013.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred.

Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 28, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.

NOTE 3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consisted of the following at December 31, 2016:

Automobiles	$ 71,014
Computer software and equipment	303,236
Furniture and fixtures	290,404
Leasehold improvements	401,922
	1,066,576
Less: accumulated depreciation and amortization	(699,145)
Property, equipment and leasehold improvements, net	$ 367,431

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2016:

Compensation and bonuses payable	$ 4,990,884
Other operating expenses	638,125
Total	$ 5,629,009

NOTE 5. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan: The Company sponsors a 401(k) plan, the Strategas Securities, LLC 401(k) Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 3% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period. Costs charged to operations in 2016 related to this Plan were $53,099 inclusive of a formulaic statutory safe harbor payment of $63,575 and net of accumulated prior years' available credits of $10,918.

Defined Benefit Plan: In 2016, the Company adopted the Strategas Securities, LLC Cash Balance Plan (the "CB Plan"). The CB Plan is a qualified retirement plan commonly referred to as a defined benefit cash balance plan. Eligible employees are those that have completed one year of service and attained the age of twenty-one. There are no participant contributions allowed under the CB Plan.

The CB Plan benefits are expressed as annual amounts that are payable each year to each participant, however, the actual payment of the benefit may vary depending upon certain factors (eg, if the participant is married). At the participant's Normal Retirement Date (as defined), the participant is entitled to a monthly benefit known as the Normal Retirement Benefit, equal to the benefit that may be provided to the participant using the Accrued Benefit. The Accrued Benefit, as of any determination date, is equal to the greater of (a) the balance of the participant's Hypothetical Account, as determined by allocations to participants categorized by group, whereby participants other than Company partners are allocated 2.1% of Considered Compensation (as defined) and (b) if the CB Plan is top-heavy, the amount of any top-heavy minimum benefit. The CB Plan, by law, cannot recognize annual compensation in excess of $265,000 in 2016.

The amount of benefits that can be paid to participants is limited by law such that in general, the maximum annual benefit that can be paid at retirement cannot exceed the lesser of 100% of the participant's average compensation or $210,000 for the Plan Year beginning in 2016. This limit may be adjusted after 2016 for cost of living increases and well as adjustments for when the participant receives benefits. There were no benefits paid in 2016 and no benefits are expected to be paid over the next five years.

The Company is required to contribute by September 15th of the year following the Plan Year an amount determined by the application of accepted actuarial methods and assumptions. In December 2016, the Company's contribution of $400,000 is classified within Compensation and benefits in the Statement of Income. The Company expects to make a contribution of approximately $382,000 for the 2017 plan year.

Based on the beginning of the year valuation, the following summarizes the information about the Company's CB Plan as of January 1, 2016.

Present value of accrued plan benefits:	$ 0
Plan assets – market value	$ 0
Plan assets – actuarial value	$ 0
Effective interest rate for the year	6.44%
Minimum required contribution	$ 280,338
Target Normal Costs under IRC Sect. 404(o)(2)	$ 392,659
Funding Target Attainment % (FTAP)	100%
Adj'd Funding Target Attainment % (AFTAP)	100%

The present value of accrued plan benefits was approximately $390,000 at December 31, 2016. The CB Plan's assets at December 31, 2016 consist of $400,000 held as cash equivalents which are classified as Level 1 in the fair value measurement hierarchy.

<u>Assumptions</u>:

Mortality - The 2016 Static Mortality Tables as prescribed by IRC Section 430 were used post-retirement. No pre-retirement mortality was assumed for this small plan. The optional combined tables for small plans were used, separately for male and female lives. To value benefits subject to IRC Section 417(e), the 2016 Applicable Mortality Table was used. No mortality improvement after the measurement date was assumed.

Interest – The Funding Segment Rates prescribed by IRC Section 430 as of 01/01/2016 are as follows. Benefits were discounted by 4.43% for payments expected 01/01/2016 to 12/31/2020; by 5.91% for payments expected from 01/01/2021 to 12/31/2035; and by 6.65% for payments expected on or after 01/01/2036.

The Funding Segment Rates prescribed by IRC Section 404 as of 01/01/2016 are as follows. Benefits were discounted by 1.41% for payments expected 01/01/2016 to 12/31/2020; by 3.96% for payments expected from 01/01/2021 to 12/31/2035; and by 4.97% for payments expected on or after 01/01/2036.

Salary scale – Salaries are assumed to remain constant for the current plan year.

Retirement age – Employees are assumed to retire at their Normal Retirement Age of sixty-two years old.

Form of Benefit Payment – It was assumed that there would be a 100% probability of electing lump sum and a zero percent probability of electing monthly annuity payments.

Expenses – The Target Normal Cost was increased by $0 to reflect anticipated expenses to be paid from the plan in the current year.

Information regarding the accumulated benefit obligation and net periodic benefit cost are not available.

NOTE 6. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker. The deposit balance of $250,000 at December 31, 2016, along with accrued interest is included in "Deposit with clearing broker" in the statement of financial condition.

The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains cash in accounts held at major New York City banks that, at times, exceeded federally insured limits, which was $250,000 at December 31, 2016. The Company does not expect to incur any losses with respect to those accounts.

NOTE 7. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal or state income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City and District of Columbia unincorporated business taxes. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the tax charges based on separate company taxable income or loss.

NOTE 8. RELATED-PARTY TRANSACTIONS

The Company and its Parent periodically make payments to one another as appropriate for operating purposes, including consolidated tax payments made by the Parent on behalf of the Company (see Note 7). At December 31, 2016, the Company's receivable from its Parent was $728,797 and is net of amounts accrued for income taxes payable. The amounts are noninterest-bearing and have no definitive repayment terms.

NOTE 9. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2016, the Company had net capital of $2,116,462 which was $1,691,106 in excess of the Company's net capital requirement of $425,356. The Company's percentage of aggregate indebtedness to net capital was 301% at December 31, 2016.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company's lease of office space in New York City, terminating in October 2021, included eleven months of partial rent abatements through October 2012. A lease of new office space in Washington, D.C. commenced with a one month rent abatement in September, 2015 and expires in April 2023, replacing its expired lease. Also, a lease of office space in Columbus, Ohio began in November 2013 with two months of rent abatements and expires in January 2019. Additionally, the Company leases an automobile which began in December 2013.

The approximate future minimum annual payments due under these leases are as follows:

Year ending December 31:		Amount
2017	$	529,000
2018		529,000
2019		508,000
2020		507,000
2021		440,000
Thereafter through April 2023		139,000
	$	2,652,000

Rent expense under the New York City, Columbus, Ohio and Washington D.C. leases is recognized on a straight-line basis over the terms of the leases after giving effect to rent abatements and escalations. The difference between actual rent paid and the expense recorded of $160,391 is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

YEAR ENDED DECEMBER 31, 2016